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
                     UNITED STATES                          -----------------------------------------
          SECURITIES AND EXCHANGE COMMISSION                              OMB APPROVAL
                WASHINGTON, D.C. 20549                      -----------------------------------------
                                                            OMB NUMBER:               3235-0360
                     FORM N-17f-2                           EXPIRES:              JULY 31, 2000

  Certificate of Accounting of Securities and Similar       ESTIMATED AVERAGE BURDEN      0.05
             Investments in the Custody of                  HOURS PER RESPONSE
            Management Investment Companies                 -----------------------------------------
       Pursuant to Rule 17f-2 [17 CFR 270.17F-2]

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
---------------------------------------------------------------------------------------------- -------------------------------------

1. Investment Company Act File Number:                                                         Date examination completed:

811-07745                                                                                      November 12, 1999
------------------------------------------------------------------------------------------------------------------------------------

2. State identification Number:
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        AL                    AK                   AZ                    AR                    CA                     CO
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        CT                    DE                   DC                    FL                    GA                     HI
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        ID                    IL                   IN                    IA                    KS                     KY
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        LA                    ME                   MD                    MA                    MI                     MN
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        MS                    MO                   MT                    NE                    NV                     NH
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        NJ                    NM                   NY                    NC                    ND                     OH
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        OK                    OR                   PA                    RI                    SC                     SD
        --------------------- -------------------- --------------------- --------------------- ---------------------- --------------

        TN                    TX                   UT                    VT                    VA                     WA
        --------------------- -------------------- --------------------- -----------------------------------------------------------

        WV                    WI                   WY                    PUERTO RICO
        ----------------------------------------------------------------------------------------------------------------------------

        Other (specify):
------------------------------------------------------------------------------------------------------------------------------------

3. Exact name of investment company as specified in registration statement:

Nations LifeGoal Funds, Inc.
------------------------------------------------------------------------------------------------------------------------------------

4. Address of principal executive office (number, street, city, state, zip code):

101 South Tryon Street, Charlotte, North Carolina,  28255
------------------------------------------------------------------------------------------------------------------------------------
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT
                                                                SEC 2198 (11-91)

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of Nations LifeGoal Funds, Inc. (the "Company"), comprising Income and Growth, Balanced Growth and Growth Portfolios are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsection (b) and (c) of Rule 17f-2 as of November 12, 1999.

Based on this evaluation, we assert that the Company was in compliance with those provisions of Rule 17f-2 of the Investment Company Act of 1940 as of November 12, 1999 with respect to securities and similar investments reflected in the investment account of the Company.


Nations LifeGoal Funds, Inc.


By:



Robert H. Gordon
President
Banc of America Advisors, Inc.




Edward Bedard
Senior Vice President and Chief Operating Officer
Banc of America Advisors, Inc.




Richard Blank
Treasurer
Nations LifeGoal Funds, Inc.

Report of Independent Accountants

To the Board of Directors of
Nations LifeGoal Funds, Inc.

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Nations LifeGoal Funds, Inc.'s (the "Company's"), comprising Income and Growth, Balanced Growth and Growth Portfolios, compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of November 12, 1999. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 12, 1999, and with respect to agreement of investment purchases and sales, for the period from March 31, 1999 (the date of our last examination), through November 12, 1999:

-  Confirmation of all investments held by PFPC Inc. in book entry form;

- Reconciliation of all such investments to the books and records of the Company and the Custodian;

- Agreement of five investment purchases and five investment sales or maturities since our last report from the books and records of the Company to trade confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Nations LifeGoal Funds, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 12, 1999 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

To the Board of Directors of
Nations LifeGoal Funds, Inc.


This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.




PricewaterhouseCoopers LLP
March 24, 2000